Exhibit 99.1

LPL Financial Announces Year-to-Date and Third Quarter 2009 Financial Results

-Encouraging Operating Results Driven By Strong Client Activity and Cost Control-

-Value Proposition Continues to Propel Growth of New Financial Advisors and Institutions-

-Successful Integration of Affiliated Broker-Dealers-

Boston, MA — November 9, 2009 — LPL Investment Holdings Inc. (“LPL Financial”) today announced net income of $29 million for the first nine months of 2009, down from net income of $43 million for the prior year nine month period primarily due to after-tax restructuring charges of $25 million.  The charges relate to the previously announced integration of the firm’s affiliated broker-dealers onto the LPL Financial self-clearing platform which occurred in September.  Non-GAAP net income excluding these restructuring charges was $54 million, 25% above net income for the prior year’s nine month period.  Revenues for the first nine months of 2009 were $2.0 billion, down 17% compared against $2.4 billion in the year-ago period primarily as a result of market conditions impacting our assets under management.

Due to the restructuring charges, LPL Financial reported a net loss of $1 million for the third quarter of 2009, down from net income of $17 million for the prior year period.  Non-GAAP net income of $24 million was 40% above net income for the third quarter of the prior year period.  Revenues for the third quarter were $702 million, down 12% compared against $800 million in the prior year period as a result of year-on-year declines in market values.

“The events of the past year have validated the strength and diversity of our business model, despite the challenges this economic environment has presented for retail investors, financial advisors, and financial services firms across our industry,” said Mark Casady, LPL Financial Chairman and CEO.  “We are proud of the financial stability and industry-leading services that we have provided to our customers throughout this market cycle, which have allowed them to remain focused on serving their clients.  As the markets recover, we are focused on supporting our customers as they grow their businesses.”

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2009	2008	Change	2009	2008	Change
Financial Highlights
$ in millions, except AUM
Revenue	$702	$800	(12.2)%	$2,015	$2,413	(16.5)%
Net (Loss) Income	$(1)	$17	N/M	$29	$43	(33.0)%
After-Tax Restructuring Charge	$25	$—	N/M	$25	$—	N/M
Non-GAAP Net Income	$24	$17	39.8%	$54	$43	25.3%

	September 30,
	2009	2008	Change
Metric Highlights
Financial Advisors	12,027	11,677	3.0%
Client Accounts Funded (millions)(1)	3.93	3.36	N/M
AUM(2) (billions)	$268.9	$271.7	(1.0)%

N/M Not Meaningful.

(1) Represents custodied, networked and non-networked client accounts that have been funded. In the third quarter of 2009, we enhanced our methodology for calculating client accounts to include networked variable annuities that were not previously available. This change resulted in an increase of 0.61 million client accounts during the September 30, 2009 reporting period.

(2) Assets under management are comprised of custodied, networked and non-networked brokerage and advisory assets and reflect market movement in addition to new assets, inclusive of recruiting and net of attrition.

Chief Financial Officer Robert Moore commented, “Given the unsettled economic conditions creating operating challenges across the financial services sector, we are pleased with our financial performance.  In planning for 2009, we proactively sought to manage our expense base to counter market headwinds and position ourselves for growth as conditions improve.  The impact of these efforts is reflected in non-commission and non-restructuring expenses declining year-to-date 19% over the prior year.  The full integration of the affiliated broker-dealer advisors onto the LPL Financial platform this year was a natural evolution in response to a significantly changed market environment, and one which allowed our firm to offer these advisors the full breadth of our support at a time when they are uniquely positioned to meet growing investor need.  As previously disclosed, this integration simplifies our operating structure and will generate significant ongoing savings.”

“In addition, we are pleased that we achieved stable operating performance at a time when revenues were down 17% relative to the year-ago period due to macro market forces.  Similar to many major financial services firms that derive fees in part from AUM-based streams, our revenues were adversely affected by the average daily S&P 500 Index declining 32% below its prior year level for the comparable nine month period, as well as by the fact that interest rates remain near an all-time low.”

Mr. Casady concluded, “As we look toward the future, we welcome the new financial advisors and institutions who have joined LPL Financial in record numbers year-to-date, as well as those joining our platform from our affiliated broker-dealers.  With the growing demand for objective, conflict-free advice, LPL Financial advisors continue to benefit from our singular focus on providing the independent research and comprehensive support they need to serve the best interests of their clients  ”

Operational Highlights

•                  In August, LPL Financial hosted its annual national conference in San Diego, California, bringing together over 4,600 financial advisors and business partners from the financial services industry for an intensive four day interactive forum focusing on business development, training and growth strategies.

•                  LPL Financial successfully completed the integration of our affiliated broker-dealers onto the LPL Financial self-clearing platform.  In line with our previously disclosed estimate, LPL Financial retained over 1,200 financial advisors, who will receive enhanced support enabling them to better serve their clients.  At the same time, LPL Financial will recognize significant expense savings by streamlining and aligning the service model.

•                  Through September 30 of this year, LPL Financial has experienced record levels of new business growth.  Excluding the attrition that has occurred due to the integration of the affiliated broker-dealers, LPL Financial added 915 net new advisor relationships since September 30, 2008, representing 8% financial advisor growth. Correspondingly, excluding the impact of the affiliated broker-dealers, AUM year-over-year increased approximately 10%.

•                  Now serving 776 financial institutions, LPL Financial continues to successfully expand its relationships with banks and credit unions across the country.

For additional information on our third quarter financial results, please visit the company’s most recent SEC filings at ww.lpl.com or www.sec.gov.

About LPL Financial

LPL Financial is one of the nation’s leading financial services companies and largest independent broker-dealer (based on total revenues as reported in Financial Planning magazine, June 1996-2009).   Headquartered in Boston, Charlotte, and San Diego, LPL Financial and its affiliates offer industry-leading technology, training, service, and unbiased research to 12,027 financial advisors, 776 financial institutions, and over 4,000 institutional clearing and technology subscribers.  LPL Financial has $269 billion in assets under management as of September 30, 2009.

LPL Financial and its approximately 2,400 employees serve financial advisors through Independent Advisor Services, supporting financial advisors at all career stages; Institution Services, focusing on the needs of advisors and program managers in banks and credit unions; and Custom Clearing Services, working with broker-dealers at leading financial services companies.

Forward Looking Statements

This press release may contain forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, and other similar matters) that involve risks and uncertainties.  Forward-looking statements can be identified by words such as “anticipates,” “expects,” “believes,” “plans,” “predicts,” and similar terms.  Forward-looking statements are not guarantees of future performance and our actual results may differ significantly from the results discussed in the forward-looking statements.  Important factors that may cause such differences include, but are not limited to, changes in general economic and financial market conditions, fluctuations in the value of assets under management, effects of competition in the financial services industry, changes in the number of our financial advisors and institutions and their ability to effectively market financial products and services, the effect of current, pending and future legislation, regulation and regulatory actions, and other factors set forth in the company’s Annual Report on 10-K for the period ended December 31, 2008, which is available on www.lpl.com and www.sec.gov.

Use of Non-GAAP Financial Measures

The term “GAAP” in the following explanation refers to generally accepted accounting principles in the United States. This release contains non-GAAP financial measures, which are used as measures of LPL Financial’s performance and should be considered in addition to, not as a substitute for, measures of LPL Financial’s financial performance prepared in accordance with GAAP. LPL Financial’s non-GAAP financial measures may be defined differently from time to time and may be defined differently than similar terms used by other companies. The non-GAAP financial measures included in this release have limitations and may not exclude all items of income and expense that affect LPL Financial’s operations.   LPL Financial’s management views the non-GAAP financial measures in this release as important measures of its financial performance and believes they are helpful to investors in illustrating LPL Financial’s operating results consistent with prior periods.

Media Relations:	Investor Relations:
Joseph Kuo	Trap Kloman
Kekst and Company	LPL Financial
212-521-4863	858-909-7118
joe-kuo@kekst.com	Investor.Relations@lpl.com

LPL Investment Holdings Inc.

Condensed Consolidated Statements of Income

(Dollars in thousands, unless otherwise noted)

(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2009	2008	% Change	2009	2008	% Change

Revenues
Commissions	$370,249	$413,370	(10.4)%	$1,084,900	$1,275,180	(14.9)%
Advisory fees	182,141	212,686	(14.4)%	507,509	638,414	(20.5)%
Asset-based fees	70,894	95,781	(26.0)%	201,287	278,565	(27.7)%
Transaction and other fees	68,764	62,791	9.5%	191,711	175,734	9.1%
Other	10,330	14,909	(30.7)%	29,377	45,238	(35.1)%
Total revenues	702,378	799,537	(12.2)%	2,014,784	2,413,131	(16.5)%
Expenses
Production	481,182	547,553	(12.1)%	1,387,701	1,671,053	(17.0)%
Compensation and benefits	66,337	87,590	(24.3)%	198,156	269,454	(26.5)%
General and administrative	65,787	74,881	(12.1)%	165,159	212,723	(22.4)%
Depreciation and amortization	26,924	24,786	8.6%	81,596	72,179	13.0%
Restructuring charges	42,219	—	N/M	41,695	—	N/M
Other	1,640	2,798	(41.4)%	11,003	13,411	(18.0)%
Total non-interest expenses	684,089	737,608	(7.3)%	1,885,310	2,238,820	(15.8)%
Interest expense	24,678	27,401	(9.9)%	76,762	86,847	(11.6)%
Loss on equity investment	96	111	(13.5)%	264	2,344	(88.7)%
Total expenses	708,863	765,120	(7.4)%	1,962,336	2,328,011	(15.7)%
(Loss) Income before (benefit from) provision for income taxes	(6,485)	34,417	N/M	52,448	85,120	(38.4)%
(Benefit from) Provision for income taxes	(5,029)	17,249	N/M	23,526	41,984	(44.0)%
Net (loss) income	$(1,456)	$17,168	N/M	$28,922	$43,136	(33.0)%

N/M Not Meaningful.

LPL Investment Holdings Inc.

Financial Highlights

(Dollars in thousands, unless otherwise noted)

(Unaudited)

	Three Month Quarterly Results
	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008
REVENUES:
Commissions	$370,249	$367,431	$347,220	$365,038	$413,370
Advisory fees	182,141	161,463	163,905	192,141	212,686
Asset-based fees	70,894	67,739	62,654	73,728	95,781
Transaction and other fees	68,764	61,609	61,338	64,752	62,791
Other	10,330	11,124	7,923	8,340	14,909
Total revenues	702,378	669,366	643,040	703,999	799,537
EXPENSES:
Production	481,182	463,988	442,531	491,995	547,553
Compensation and benefits	66,337	64,841	66,978	73,717	87,590
General and administrative	65,787	49,501	49,871	53,724	74,881
Depreciation and amortization	26,924	27,277	27,395	28,283	24,786
Restructuring charges	42,219	(197)	(327)	14,966	—
Other	1,640	5,643	3,720	4,147	2,798
Total non-interest expenses	684,089	611,053	590,168	666,832	737,608
Interest expense	24,678	26,081	26,003	29,492	27,401
Loss on equity method investment	96	84	84	30	111
Total expenses	708,863	637,218	616,255	696,354	765,120
(LOSS) INCOME BEFORE (BENEFIT FROM) PROVISION FOR INCOME TAXES	(6,485)	32,148	26,785	7,645	34,417
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(5,029)	16,567	11,988	5,285	17,249
NET (LOSS) INCOME	$(1,456)	$15,581	$14,797	$2,360	$17,168

FINANCIAL CONDITION
Total Cash & Cash Equivalents	$245,489	$333,855	$319,394	$219,239	$383,704
Total Assets	$3,213,879	$3,232,091	$3,344,907	$3,381,779	$3,528,766
Total Debt(1)	$1,404,829	$1,463,435	$1,465,541	$1,467,647	$1,469,753
Stockholders’ Equity	$828,029	$827,482	$807,844	$790,312	$795,017
Capital Expenditures(2)	$2,767	$2,401	$1,235	$8,167	$15,985

KEY METRICS
Financial Advisors	12,027	12,489	12,294	11,920	11,677
Client Accounts Funded (millions)	3.93	3.46	3.46	3.45	3.36
Assets Under Management (billions)	$268.9	$259.0	$231.7	$233.9	$271.7

(1)	Total Debt represents the Company’s senior secured credit facility, senior unsecured subordinated notes and revolving line of credit.
(2)	Capital Expenditures represents the capital expenditures during the three months ended as of each interim reporting period.